AM 4-11-2005



05040099

VF 4-8-05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED APR - 1 2005 WASH, D.C. 213

SEC FILE NUMBER
8- 48973

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIM, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4550 Gordon Drive
(No. and Street)

Naples (City) | Florida (State) | ~~33940~~ 34102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lloyd I. Miller III | (910) 215-0592 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.D. Cloud & Co. L.L.P.
(Name – *if individual, state last, first, middle name*)

120 East Fourt Street, Suite 1100 (Address) | Cincinnati, (City) | Ohio (State) | 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lloyd I. Miller III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIM, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions


NOTARY PUBLIC
STATE OF FLORIDA

Robyn R Tupper
My Commission DD231399
Expires November 05, 2007

Signature

President
Title

Robyn R Tupper
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (cash flow)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIM, INC.

FINANCIAL STATEMENTS

For the year ended December 31, 2004

CERTIFIED PUBLIC ACCOUNTANTS
J·D·CLOUD & CO·L·L·P·
CINCINNATI, OHIO

-CONTENTS-

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT

To the Shareholder
LIM, Inc.
Naples, Florida

We have audited the accompanying statements of financial condition of LIM, Inc. as of December 31, 2004 and 2003, and the related statements of income, shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LIM, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

March 18, 2005

LIM, INC.

STATEMENTS OF FINANCIAL CONDITION

At December 31, 2004 and 2003

	2004	2003
ASSETS:		
Cash	$ 78,099	72,737
Receivable from broker-dealers, and clearing organizations	19,064,459	3,325,117
Marketable securities owned	2,029,763	5,965,885
Other investments	16,621	16,772
Chicago Stock Exchange memberships	510,000	850,000
TOTAL ASSETS	$ 21,698,942	10,230,511

	2004	2003
- LIABILITIES AND SHAREHOLDER'S EQUITY -		
LIABILITIES:		
Securities sold	$ 14,320,111	3,023,505
Payables to broker-dealers	214,989	154,726
Accrued expenses	26,702	392
TOTAL LIABILITIES	14,561,802	3,178,623
SHAREHOLDER'S EQUITY:		
Common stock; $10 par value - 1,000 shares authorized, 100 shares issued and outstanding	1,000	1,000
Additional paid-in capital	2,166,994	2,166,994
Retained earnings	4,969,146	4,883,894
TOTAL SHAREHOLDER'S EQUITY	7,137,140	7,051,888
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 21,698,942	10,230,511

The accompanying notes to financial statements are an integral part of these statements.

LIM, INC.

STATEMENTS OF INCOME

For the years ended December 31, 2004 and 2003

	2004	2003
REVENUES:		
Net dealer inventory and investment gains	$ 424,583	1,969,014
Interest and dividends	341,311	461,483
Rental income	200	2,115
TOTAL REVENUES	766,094	2,432,612
EXPENSES:		
Interest	93,412	257,259
Clearing charges	176,260	125,994
Commission and floor brokerage	29,106	80,954
Exchange fees and dues	5,032	6,616
Taxes	5,880	5,214
Other operating expenses	28,652	47,982
Impairment of Chicago Stock Exchange membership	333,000	728,000
Loss on sale of Chicago Stock Exchange membership	9,500	-
TOTAL EXPENSES	680,842	1,252,019
NET INCOME	$ 85,252	1,180,593

The accompanying notes to financial statements are an integral part of these statements.

LIM, INC.

STATEMENTS OF SHAREHOLDER'S EQUITY

For the years ended December 31, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance – January 1, 2003	$ 1,000	1,006,994	5,292,201	6,300,195
Net Income			1,180,593	2,340,593
Capital contribution		1,160,000		
Dividends paid			(1,588,900)	(1,588,900)
Balance – December 31, 2003	1,000	2,166,994	4,883,894	7,051,888
Net income			**85,252**	**85,252**
Balance – December 31, 2004	**$ 1,000**	**2,166,994**	**4,969,146**	**7,137,140**

The accompanying notes to financial statements are an integral part of these statements.

LIM, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003

		2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$	85,252	1,180,593
Adjustments to reconcile net income to net cash flows from operating activities:			
Loss on sale of exchange membership		9,500	-
Impairment of exchange memberships		333,000	728,000
(Increase) decrease in net receivable from brokers, dealers and clearing organizations		(15,739,342)	615,008
(Increase) decrease in securities owned and sold		15,232,879	(1,973,950)
Increase in accrued expenses		26,310	(225)
Increase in payables to broker-dealers		60,263	58,403
NET CASH FLOWS FROM OPERATING ACTIVITIES		7,862	607,829
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sale of exchange membership		15,500	-
Purchases of exchange memberships		(18,000)	(174,500)
NET CASH FLOWS FROM INVESTING ACTIVITIES		(2,500)	(174,500)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Capital contribution		-	1,160,000
Dividends paid		-	(1,588,900)
NET CASH FLOWS FROM FINANCING ACTIVITIES		-	(428,900)
NET INCREASE IN CASH AND CASH EQUIVALENTS		5,362	4,429
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		72,737	68,308
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	78,099	72,737
CASH PAID DURING THE YEAR FOR:			
Interest	$	92,954	257,484

The accompanying notes to financial statements are an integral part of these statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company's primary business is that of a market-maker in securities, solely for the account of the Company's shareholder. It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies follows:

ACCOUNTING ESTIMATES-
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS-
The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

SECURITIES-
Marketable securities are carried at fair market values. Securities not readily marketable include: investment securities for which there is not a market on a securities exchange or there is not an independent publicly quoted market, securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or securities that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to them or to the Company. These have been valued based upon similar securities. The resulting difference between cost and fair market value (or fair value) is included in income.

CHICAGO STOCK EXCHANGE MEMBERSHIPS-
Chicago Stock Exchange memberships are seats on the Chicago Stock Exchange and are recorded at the lower of cost or their estimated net realizable value. Changes in economic circumstances have indicated that the original cost of such assets may not be recoverable. Accordingly, the Company recorded an impairment loss of $333,000 and $728,000 in 2004 and 2003, respectively, to reduce the carrying amount of these exchange memberships.

REVENUE RECOGNITION-
Securities transactions and related commission income and expenses are recorded on a trade date basis.

INCOME TAXES-
The Company's shareholder has elected to have federal and state income taxes on corporate income paid directly by the shareholder in accordance with Subchapter S of the Internal Revenue Code and applicable state law. Accordingly, no provision for income taxes is included in the accompanying financial statements.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

PRIOR PERIOD ADJUSTMENT-
During 2003 the shareholder contributed $1,160,000 to the Company. In 2003, this had been reported as a note payable to the shareholder, but should have been reported as additional paid in capital. The 2003 financial statements have been revised to report additional paid in capital of $1,160,000, and reduce accrued interest and interest expense $3,923. The effect is to increase net income $3,923.

NOTE 2 - RELATED PARTY TRANSACTIONS

The shareholder of the Company executes security transactions through the Company in the ordinary course of business. Substantially all trading activity is for the account of the shareholder and balances due to or from other brokers are related to the trading activity of the shareholder.

NOTE 3 - SECURITIES OWNED

Securities owned consist of the following:

	2004	2003
Corporate bonds, debentures and notes	$ 1,634,769	5,015,091
Corporate stocks	390,626	853,717
Options and warrants	4,368	97,077
Total	$ 2,029,763	5,965,885
Other investments	$ 16,621	16,772

Other investments, held for investment purposes, are carried at cost which approximates fair value.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital, as computed under Rule 15c3-1, of $3,176,853, which was $3,076,853 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $26,702 at December 31, 2004.

NOTE 5 - FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash instruments. The Company places its cash investments with high-credit-quality financial institutions. Management does not believe significant credit risk exists at December 31, 2004.

CERTIFIED PUBLIC ACCOUNTANTS

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET
CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Shareholder
LIM, Inc.
Naples, Florida

We have audited the accompanying financial statements of LIM, Inc. as of and for the years ended December 31, 2004 and 2003 and have issued our report thereon dated March 18, 2005. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. D. Cloud & Co. L.L.P.
Certified Public Accountants

March 18, 2005

LIM, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004

NET CAPITAL:			
Total shareholder's equity		$	7,137,140
Deduct shareholder's equity not allowable for net capital			-
Total shareholder's equity qualified for net capital			7,137,140
Add:			
Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
Other (deductions) or allowable credits			-
Total capital and allowable subordinated liabilities			7,137,140
Deductions and/or charges -			
Non-allowable assets:			
Other investments	16,621		
Other assets-Exchange memberships	510,000		526,621
Net capital before haircuts on securities positions			6,610,519
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]			
Trading and investment securities:			
Other securities			(1,804,174)
Undue concentrations			(1,629,492)
Net capital		$	3,176,853
Memo: Haircuts on Market Maker Positions		$	18,331

See Independent Auditors' Report on Supplementary Information.

LIM, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2004
(Continued)

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:		
Accrued expenses	$	26,702

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	$	1,781
Minimum dollar net capital requirement	$	100,000
Excess net capital	$	3,076,853
Excess net capital at 1000%	$	3,174,183
Ratio of aggregate indebtedness to net capital		.84 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	3,176,853
Net audit adjustments		-
Net capital	$	3,176,853

See Independent Auditors' Report on Supplementary Information.

J·D·CLOUD & CO·L·L·P·

120
EAST FOURTH STREET

CINCINNATI
OHIO 45202

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
LIM, Inc.
Naples, Florida

In planning and performing our audit of the financial statements and supplemental schedules of LIM, Inc. (the "Company") for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the shareholder, management, the SEC, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parities.

J. D. Cloud & Co. L.L.P.

Certified Public Accountants

March 18, 2005